Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

April 12, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin C. Rupert, Accountant

Re:	SharesPost 100 Fund

File Nos.: 333-184361 and 811-22759

Ladies and Gentleman:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), as initially filed with the Commission on October 10, 2012. We are delivering clean and marked complete courtesy copies of Amendment No. 1 to the Registration Statement (the “Amendment”) to Kevin C. Rupert of the Commission.

Set forth below are the Fund’s responses to the Staff’s comments given by letter (the “Comment Letter”), dated November 7, 2012, from Kevin C. Rupert, Accountant. The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. Page number references correspond to the marked copy of the Registration Statement.

Cover Page

1.	Comment: The SharesPost Trading Platform is discussed as the trading forum for Shares. Disclose that the Fund does not intend to list Shares on any securities exchange during the offering period, and that it does not expect any secondary market to develop outside of the SharesPost Trading Platform. Disclose that an investor should consider that they may not have access to the money invested in the Fund for an indefinite period of time.

Response: We acknowledge the Staff’s comment. Since the initial filing of the Registration Statement, the Fund has (i) converted from an LLC to a Delaware statutory trust and (ii) changed its structure to operate as an interval fund pursuant to Rule 23c-3 of the Investment Company Act of 1940, as amended (the “1940 Act”). As such, the Fund will make a continuous offering of its Shares and implement a quarterly repurchase policy pursuant to which the Fund will conduct quarterly repurchase offers of no less than 5% of the Fund’s outstanding Shares at net asset value, but the Fund will not list its Shares for sale on the SharesPost Trading Platform. In response to the Staff’s comment, we have revised the Registration Statement throughout both the Prospectus (the “Prospectus”) and the Statement of Additional Information (“SAI”) to reflect that the Fund does not intend to list Shares on any securities exchange during the offering period, that the Fund does not expect any secondary market to develop, and that investors in the Fund will experience very limited liquidity under the interval fund repurchase program pursuant to Rule 23c-3.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

April 12, 2013

2.	Comment: The third paragraph states that the Shares may be sold at a discount to net asset value (“NAV”). Please explain how this will be accomplished consistent with the provisions of Section 23(b) of the 1940 Act and how the Fund will comply in a continuous offering.

Response: The Fund acknowledges the Staff’s comment. As noted above, the Fund now intends to operate as an interval fund, and as such will issue its Shares at net asset value, in accordance with Section 23(b) of the 1940 Act. We have revised the Registration Statement on pages ii, iv, v, 3, 5, 24, 84, 87, and 95 of the Prospectus and page 21 of the SAI to reflect the foregoing.

3.	Comment: Please ensure the disclosures required by Items 1.1(g) and (i) are included.

Response: We have revised the Cover Page in accordance with the Staff’s comment.

4.	Comment: In light of the Fund’s name and considering that it is not managed as an index fund, please explain its status as a non-diversified fund under Section 5 of the 1940 Act[1]. We note the Fund apparently views the number 100 in the name as merely the available selection of issuers in which the Fund will seek to make investments. The Fund’s name could easily appear to indicate diversification by having 100 companies in the portfolio. Is it possible that prospective shareholders would believe the Fund was diversified based on its name? Please explain. In addition, the Fund should have a policy to invest at least 80% of the value of its assets in companies in the SharesPost 100, with an appropriate notice provision upon change, if needed. See Rule 35d-1 under the 1940 Act.

Response: The Fund acknowledges the Staff’s comment and we confirm that the name of the Fund reflects only the Fund’s focus on the SharesPost 100 as the Fund’s primary source of potential investments. In addition to describing the Fund as a non-diversified investment company on pages i, iii, 1, 10, 39, 42, and 47 of the Prospectus, we have added disclosure on pages iii, 10, and 42 of the Prospectus that specifically addresses the Staff’s concern, and have supplemented a risk factor on page 47 of the Prospectus to reflect the foregoing. With respect to the Staff’s final comment, we have revised the Registration Statement on pages iii, 10, and 42 of the Prospectus and page 3 of the SAI to indicate that the Fund has adopted a non-fundamental policy to invest, under normal circumstances, at least 80% of the value of its assets in companies in the SharesPost 100 (measured at the time of investment) (the “80% Investment Policy”), and that the Fund will notify investors of any proposed change in such policy at least 60 days in advance of such change in accordance with the 1940 Act.

1 Section 5(b)(1) defines a diversified company as “a management company which meets the following requirements: At least 75 per centum of the value of its total assets is represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5 per centum of the value of the total assets of such management company and to not more than 10 per centum of the outstanding voting securities of such issuer.” Under Section 5(b)(2) a non-diversified company is defined as “any management company other than a diversified company.”

April 12, 2013

5.	Comment: The Fund prominently discloses that purchasers are subject to the limited liability agreement of the Fund (“LLC Agreement”). If the LLC Agreement restricts transfer of Shares in any way, provide appropriate cautionary disclosure here as to the substance of such restrictions.

Response: As noted above, since the original filing, the Fund has converted from a limited liability company to a Delaware statutory trust. To reflect the foregoing, all references to the LLC Agreement have been removed from the Registration Statement.

Page ii

6.	Comment: In the sixth sentence of the first full paragraph substitute a simpler word for “nascent”. See Rule 421(d)(1) under the 1933 Act.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement in accordance therewith.

Page iii

7.	Comment: The last few sentences of Note (1) state that after each serial closing, custodial accounts will be invested pursuant to the Fund’s investment policies. The disclosure notes that any interest earned will accrue to the benefit of all members. Please ensure the prospectus clearly defines and explains ownership of the custodial account and interest earned, including how and when such amounts are impounded into the Fund’s NAV and when prospective shareholders receive investment exposure. We note that the first full paragraph on page 15 appears to indicate that the Fund directs the investment of these assets and appears to receive the investment return pending each serial closing.

Response: The Fund acknowledges the Staff’s comment and we have revised the Registration Statement on page 39 of the Prospectus in accordance therewith. We note that with the Fund’s change in structure to an interval fund making a continuous offering, there will no longer be serial closings.

April 12, 2013

8.	Comment: The disclosure states that investors who purchase Shares in the offering, and other persons who acquire Shares and are admitted to the Fund by its board of managers (the “Board of Managers” and each member of the Board of Managers, a “Manager”), or its delegate, will become members of the Fund (each, a “Member” and collectively, the “Members”).” Please make clear that this includes any investors making Share acquisitions via the SharesPost Trading Platform. Do these investors become Members immediately upon purchase? Please clarify the disclosure accordingly.

Response: As noted above, Shares will no longer be traded in a secondary market on the SharesPost Trading Platform, and purchases of Shares will be made through the distributor and various selling agents, so we believe the Staff’s comment is no longer applicable.

9.	Comment: The Fund’s minimum offering is 250,000 shares at $20 per share, for a total of $5,000,000 in minimum gross proceeds. Please explain why footnote 3 on page 14 assumes an offering size of $300,000,000. At an asset level of $5,000,000 what will the Fund’s expense ratio be? Is it financially viable at that level? Please explain and revise the disclosure as needed.

Response: The Fund acknowledges the Staff’s comment and we have revised the Registration Statement on pages 22, 38, and 80 of the Prospectus to reflect that the Fund intends to enter into an Expense Limitation Agreement with the Investment Adviser limiting the expenses of the Fund in each fiscal year to 2.50% of the Fund’s average daily net assets in such year.

10.	Comment: In the first sentence of the last paragraph there is disclosure that investing the offering proceeds is dependent on the Fund’s ability to identify and acquire the securities of companies comprising the SharesPost 100. Please explain why it is the Fund’s obligation to identify such securities. Please revise the disclosure as needed.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement on pages 14 and 39 of the Prospectus to reflect that it is the obligation of the Investment Adviser, not the Fund, to identify such securities.

April 12, 2013

11.	Comment: The second sentence of the first full paragraph uses the characterization “diversified portfolio”. If the Fund remains non-diversified, all such characterizations in the Fund’s registration statement must be removed (e.g., pages 6 and 16).

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement in accordance therewith.

12.	Comment: The second paragraph states that the Fund may invest in SharesPost 100 companies through secondary purchases and exchanges from selling shareholders of such companies, and under certain circumstances may, in the discretion of the Investment Adviser, the Fund may purchase securities of such companies directly from such companies. Page 5 also discusses an exchange mechanism whereby holders of such shares can exchange them for Shares of the Fund. Please explain if these methods constitute an underwriting of such securities by the Fund under 2(a)(40) of the 1940 Act[2]. See also 2(a)(11) of the 1933 Act.

Response: We believe that the purchases of securities and the exchanges of securities described in the Prospectus do not constitute an underwriting of such securities under Rule 2(a)(40) of the 1940 Act because all such transactions will be structured so that the Fund will not make such purchases and exchanges with the intent to distribute the underlying securities therein, but rather with the intent to hold such securities until such time as the issuers of such securities undergo a liquidity event (i.e., such issuers go public or are acquired). The Fund in any event will comply with all applicable restrictions on resale and take them into account in valuing securities in its portfolio.

13.	Comment: The disclosure states that “[t]he Fund generally does not expect to engage in borrowing.” Please state clearly whether the Fund will engage in borrowing during its first 12 months of operations, revising the fee table as needed. In addition, please revise this disclosure to include the maximum permissible borrowing.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement on pages 23 and 93 of the Prospectus to state clearly that the Fund will not engage in any borrowing during its first 12 months of operation. In addition, we have revised the disclosure to disclose the maximum borrowing permissible under the 1940 Act.

2 Section 2(a)(40) provides that Underwriter “means any person who has purchased from an issuer with a view to, or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking; but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributor’s or seller’s commission. As used in this paragraph the term “issuer” shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.”

April 12, 2013

14.	Comment: Please explain specifically what the meaning of the first sentence on page 5 is and how the IA intends to “leverage” its relationship with the SharesPost Trading Platform.

Response: We acknowledge that use of the word “leverage” could be confusing to prospective investors and have revised the Registration Statement to remove the sentence referred to in the Staff’s comment.

15.	Comment: The third paragraph discusses 450 downloadable independent third-party research reports. Who pays for such research reports? Why are such payments being made? Confirm that the providers of any of these research reports do not provide advisory services to the Fund in connection with such reports. Expand the disclosure as needed.

Response: The research reports are paid for by SharesPost, Inc. and are provided to all of the SharesPost Trading Platform’s registered users for free as a perquisite of registration. None of the providers of these research reports provide advisory services to the Fund in connection with such reports. However, in light of the fact that these reports are available only to accredited investors, we have deleted all references in the Registration Statement to such reports.

16.	Comment: The notice requirement for Rule 35d-1 purposes is a minimum of 60 days. Please revise the last sentence of the fourth paragraph if needed.

Response: We have revised the Amendment on pages 11 and 42 to clarify that notices of changes to the Fund’s investment strategies will be sent to Shareholders in advance of such change in accordance with the 1940 Act. However, the notice provisions of Rule 35d-1 relate only to changes in an investment policy adopted with respect to investments of a particular type suggested by the Fund’s name, and not to changes in the investment strategies of the Fund. Therefore, we have not revised the sentences subject to the Staff’s comment to refer specifically to the 60 day period prescribed by Rule 35d-1(c). However, we have disclosed clearly on pages iii, 19, and 41 of the Prospectus and page 3 of the SAI, with respect to the Fund’s 80% Investment Policy, that the Fund will notify investors of any proposed change in such policy at least 60 days in advance of such change in accordance with the 1940 Act.

April 12, 2013

17.	Comment: The Fund states that holdings will be disclosed in real time on the Fund’s website along with the NAV of its Shares. The term “real time” would appear to indicate daily NAV calculations. Disclose that these daily NAV calculations will be used to preclude any sales below NAV that are not in compliance with the 1940 Act. We note that pages 20 and 26 appear to provide only for quarterly fair value calculations.

Response: The Fund acknowledges the Staff’s comment, and we have revised the disclosure in the Registration Statement on page 19 of the Prospectus to clarify that the Fund will publish only the most recent trading prices of the Fund’s investments. Regarding the NAV calculations of the Fund, since the Fund now intends to operate as an interval fund pursuant to Rule 23c-3 of the 1940 Act, we have revised the Registration Statement on pages 24 and 95 of the Prospectus and page 21 of the SAI to reflect that the NAV of the Fund’s Shares will be calculated on a daily basis.

18.	Comment: Holders of securities in the SharesPost 100 may acquire Shares of the Fund in exchange for such securities. Please disclose and explain any limitations on participants in these arrangements (e.g., control positions and 5% affiliations). Please fully disclose the risks, if any, that such sellers may have information that is unavailable to the fund and the incentives, if any, that such Holders might have to participate in such an arrangement. Does this risk increase relative to the sellers’ position at the SharesPost 100 company? Disclose how the IA will attempt to protect the Fund with respect to these risks, if any. All tax consequences should be explained in the prospectus.

Response: The Fund acknowledges the Staff’s comment, and we have revised the disclosure in the Registration Statement in accordance therewith on page 49 of the Prospectus to add a new risk factor, and on pages 29, 61, 83 and 93 of the Prospectus and page 15 of the SAI to expand the disclosure regarding tax consequences to prospective investors.

19.	Comment: Does the IA or any affiliate of the IA receive any fee, payment, commission, or other financial incentive of any type (“Payments”) with respect to Holders of securities in the SharesPost 100 acquiring Shares of the Fund in exchange for such securities? If not, so state in the prospectus without equivocation. If there are any Payments, please fully describe such Payments in the prospectus and explain in your response letter why such Payments are permissible under the 1940 Act. Any conflict the IA or any affiliate of the IA has with the Fund must be fully and prominently disclosed. We may have further comment.

Response: The Investment Adviser does not receive any Payments with respect to holders of securities of companies on the SharesPost 100 (or any other portfolio company) acquiring Shares of the Fund in exchange for such securities, and to the extent that any affiliate of the Investment Adviser receives Payments, such Payments shall be subject to the affiliate brokerage policy of the Fund adopted, and reviewed quarterly, by the Fund’s Board of Trustees, which subjects affiliated brokerage transactions to the restrictions contained in Section 17(e) and Rule 17e-1 of the 1940 Act. We have revised the Registration Statement on pages 29, 41 and 83 of the Prospectus to reflect the foregoing clearly.

April 12, 2013

20.	Comment: Please fully explain in the prospectus how sellers of securities in the SharesPost 100 will have such securities valued in the exchange for Fund Shares. Will non-cash transactions such as these be used to support existing and future valuations of portfolio securities? Disclose the risks that non-cash transactions such as this this present to the Fund, if any.

Response: The Fund acknowledges the Staff’s comment, and we have revised the disclosure in the Registration Statement on pages 28, 83 and 86 of the Prospectus in accordance therewith. We do not believe that transactions involving the exchange of Portfolio Company shares for Fund Shares will present any unique risk factors to the Fund.

21.	Comment: Disclose that the Fund’s fair value policies and procedures are in writing, and in accordance with Section 2(a)(41) of the 1940 Act.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement on pages 25 and 95 of the Prospectus and page 21 of the SAI in accordance therewith.

22.	Comment: Please inform the staff whether the Board of Managers will review and approve in advance the valuation methodology of any third-party pricing service it uses and whether the Board will regularly review the historical accuracy of such methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response: The Board of Trustees does not intend to use any third-party pricing service, but if it does, in accordance with the Fund’s written valuation policy, the Board of Trustees will regularly review the historical accuracy of any valuation methodology used by a third-party pricing service.

23.	Comment: With respect to fair value determinations, we note that page 20 states that for investments for which there are no readily available market quotations, including securities posted on the SharesPost Trading Platform that have not actively traded, the Fund will value such securities at fair value quarterly as determined in good faith by its IA under consistently applied policies and procedures approved by the Board of Managers. The disclosure further states that “[h]owever, the Investment Adviser will retain ultimate authority as to the appropriate valuation of each such investment.” Please revise this disclosure to unambiguously state that ultimate responsibility for all valuation decisions rests with the Fund’s Board of Managers.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement on page 45 of the Prospectus in accordance therewith.

April 12, 2013

24.	Comment: Does the IA or any affiliate of the IA invest in or manage other investment vehicles that would invest in SharesPost 100 companies? If so, has the IA adopted a written allocation policy approved by the Board of Managers with respect to portfolio investments? Is there oversight by independents on the Board of Managers? If so, please make sure the prospectus describes such policy in adequate detail and addresses all potential fiduciary conflicts.

Response: Neither the Investment Adviser nor any of its affiliates invests in or manages other investment vehicles that invest in SharesPost 100 companies (or, to the extent any such investment vehicles own securities of SharesPost 100 companies, make follow-on investments), but in the event that the Investment Adviser or any of its affiliates does invest in or manage such investment vehicles (or such existing investment vehicles make follow-on investments in SharesPost 100 companies), the Investment Adviser has established a written allocation policy to ensure that the Fund is not disadvantaged with respect to the allocation of investment opportunities among the Fund and such other funds. Our Board of Trustees will monitor on a quarterly basis any such allocation of investment opportunities between the Fund and any such other funds. We have revised the Registration Statement on page 54 of the Prospectus to reflect the foregoing clearly.

25.	Comment: The Fund’s proposes a Distribution Fee payable to the IA equal to 10% of the proceeds from the sale of SharesPost 100 portfolio securities[3]. The unsupported assertion that the Distribution Fee is not a performance based fee appears to be inaccurate. Section 205(a)(1) of the Advisers Act prohibits an adviser from entering into or performing an advisory contract if that contract “provides for compensation to the investment adviser on the basis of a share of capital gains upon or capital appreciation of the funds or any portion of the funds of the client.” If the securities of a SharesPost 100 company held by the Fund appreciate in value during the period that the Fund holds them, and the adviser collects 10% of the cash proceeds from the sale of those appreciated securities, how does the contract comply with Section 205(a)(1) of the Advisers Act? Does Rule 205-3 under the Advisers Act apply? Please explain these issues fully in your response letter.

Response: The Fund acknowledges the Staff’s comment and we have determined to eliminate the Distribution Fee. The Registration Statement has been revised throughout to reflect the elimination of the Distribution Fee.

3 Page 7 states that “[u]pon liquidation by the Fund of securities of SP0100 Companies (each, a “Liquidation Event”), an amount (the “Distribution Fee”) equal to 10% of the cash proceeds received by the Fund pursuant to such Liquidation Event will be paid to the Investment Adviser. The Distribution Fee is not a performance-based fee. The combination of the Advisory Fee and the Distribution Fee create a fee structure that is higher than that of most registered investment companies. This is due to the intense level of research and investigation that is required to implement the Fund’s investment strategy of seeking capital appreciation from investments in companies which have not yet become publicly traded.”

April 12, 2013

26.	Comment: The justification for the large Distribution Fee is cited as “due to the intense level of research and investigation that is required to implement the Fund’s investment strategy of seeking capital appreciation from investments in companies which have not yet become publicly traded”. These appear to be services that should be provided under an investment advisory agreement subject to all the provisions of Section 15 of the 1940 Act. Please explain why you believe that such service may be performed pursuant to a contract without the required shareholder protections of Section 15 of the 1940 Act.

Response: The Fund acknowledges the Staff’s comment. Please see our response to Comment #25 above.

27.	Comment: The Distribution Fee also presents concerns under Section 36(b) of the 1940 Act[4]. In addition to our earlier concerns about the Distribution Fee, we note that portfolio turnover will increase the Distribution Fee without necessarily providing commensurate benefits to the Fund. Please explain and provide written procedures for Board oversight, including but not limited to how the board plans to guard against these conflicts during its Section 15(c) reviews with respect to this significant conflict of interest. Please ensure that all risks of this arrangement are extensively disclosed in the prospectus. For example, issuing Fund shares for SharesPost 100 portfolio securities in a non-cash transaction, with an ensuing cash payment to the IA when such securities are ultimately sold by the Fund might incent the IA to enter into arrangements that are not in the best interests of the Fund and its shareholders. We note further that the Distribution Fee is 10% of cash proceeds and based on a cash proceeds methodology, there is no limit on what the Fund could pay for the Distribution Fee over the course of a year.

Response: The Fund acknowledges the Staff’s comment. Please see our response to Comment #25 above.

4 Section 36(b) provides that “[f]or the purposes of this subsection, the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser.”

April 12, 2013

28.	Comment: As it appears that the Distribution Fee can be far in excess of 10% in any given year, please explain how such amount will be calculated and included in the Fund’s fee table on page 14. You should also explain in your response why you believe this amount should not be included in the Fund’s total annual expenses. We further note that revisions to the Fund’s total annual expenses will require a recalculation of the Example. We may have further comment.

Response: The Fund acknowledges the Staff’s comment. Please see our response to Comment #25 above.

29.	Comment: The Distribution Fee also raises an issue as to when it is recorded on the Fund’s books and records and impounded into Fund NAV. It appears that Fund shareholders will only receive 90% of the recorded asset value of SharesPost 100 companies. Please explain this in your response letter and ensure that appropriate risk disclosure is contained in the prospectus.

Response: The Fund acknowledges the Staff’s comment. Please see our response to Comment #25 above.

30.	Comment: Please explain how the IA fee can be calculated on a monthly basis when it appears that the Fund will only fair value its assets quarterly.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement on pages 20, 37, 57 and 76 of the Prospectus to reflect that the Advisory Fee will be calculated quarterly. However, pursuant to the Fund’s intention to operate as an interval fund, the Investment Advisor will now value the Fund’s assets on a daily basis.

31.	Comment: The last sentence of the first paragraph states that shareholders may request information about members of the Fund’s valuation committee by submitting a written request to the Fund. The valuation committee information is important and all material information should be included in the Fund’s prospectus for each shareholder to analyze. Please revise the disclosure accordingly.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement in accordance therewith to remove references to Shareholders’ ability to request information that is not disclosed in the Prospectus. In addition, we have revised the Amendment to reflect that the Board of Trustees shall designate the Investment Adviser, and not a valuation committee thereof, to perform the valuation of the Fund’s assets, subject to the Board’s oversight. The Fund believes that all material information regarding the valuation of the Fund’s assets has been disclosed in the Prospectus.

April 12, 2013

32.	Comment: The last paragraph states that the Fund may incur brokerage commissions and other costs of executing transactions. In light of the use of the SharesPost Trading Platform, please explain how the Fund, the IA, and any affiliates of the IA will comply with Section 17(e) of the 1940 Act. Your response should identify and analyze the propriety of all Payments that the IA or any affiliate receives, or will receive when the Fund acquires SharesPost 100 securities (including any fees or commissions charged to an entity selling SharesPost 100 portfolio company shares to the Fund). The prospectus should be revised to disclose any Payments and all associated risks. The Board of Managers oversight of this conflict should also be discussed.

Response: The Fund acknowledges the Staff’s comment. Please note that under its new structure, the Fund does not intend to utilize the SharesPost Trading Platform to provide liquidity to its Shareholders. To the extent that any affiliate of the Investment Adviser receives Payments in connection with any purchase of portfolio securities (including by exchange for Fund Shares), however, such Payments shall be subject to the affiliate brokerage policy of the Fund adopted, and reviewed quarterly, by the Fund’s Board of Trustees, which subjects affiliated brokerage transactions to the restrictions contained in Section 17(e) and Rule 17e-1 of the 1940 Act. We have revised the Registration Statement on pages 29, 41 and 83 of the Prospectus in accordance therewith.

33.	Comment: The SharesPost Trading Platform is discussed as providing the opportunity to offer Shares for resale, making such offers available to other potential investors. The disclosure states that access to the SharesPost Trading Platform for resales of Shares may be, from time to time, restricted by the IA and/or SharesPost Financial for the purpose of compliance with the securities laws, in response to market conditions in the securities markets, or otherwise. The substance of the prior sentence should be included on the cover page of the prospectus. In addition, in your response please explain to the staff the restrictions that are contemplated by this disclosure. Please explain in detail specifically what “in response to market conditions” would be and why it would be appropriate. The disclosure should be expanded to give shareholders fair notice of when these potentially detrimental actions might be taken and the circumstances that would warrant such action.

Response: The Fund acknowledges the Staff’s comment. In light of the decision to operate the Fund as interval fund and eliminate the ability of Shareholders to resell Shares (other than to the Fund pursuant to the Fund’s repurchase policy), we have revised the Registration Statement throughout to reflect that Shareholders’ liquidity shall be limited to the quarterly repurchase offers the Fund makes to Shareholders pursuant to Rule 23c-3 of the 1940 Act.

April 12, 2013

34.	Comment: Any condition or qualification required to trade Shares on the SharesPost Trading Platform that is not a condition or qualification required to purchase Shares in this offering must be explained. If there are no differences, so state.

Response: The Fund acknowledges the Staff’s comment. Please see our response to Comment #33 above.

35.	Comment: Please explain in the prospectus the provisions for the IA recommendations for the allocation methodology for Share repurchase by the Fund. See Section 23(c) of the 1940 Act.

Response: The Fund acknowledges the Staff’s comment. The Amendment reflects the Fund’s intention to operate as an interval fund pursuant to Section 23(c) and Rule 23c-3 of the 1940 Act. We have disclosed the details of the Fund’s quarterly repurchase policy on pages 90-93 of the Prospectus. Any repurchases will be carried out in compliance with the 1940 Act, and the rules and regulations thereunder.

36.	Comment: Please define “deemed distribution” in the prospectus and explain what the consequences are for the Fund and its shareholders.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement to remove references to “deemed distributions” or similar language.

37.	Comment: Please explain all consequences of an in-kind distribution for the Fund and its shareholders. For example, does the Fund pay the Distribution Fee? Will shareholders incur additional costs and market exposure? Revise the disclosure as needed.

Response: We have revised the disclosure in the Registration Statement on pages 31 and 93 of the Prospectus to reflect that the Fund will only make cash distributions. As noted above, the Distribution Fee has been eliminated.

38.	Comment: Please explain to the staff in detail why the Board of Managers could determine that market price this was not fair value for its Shares and might issue Shares in the dividend reinvestment plan at NAV per share as discussed in the last sentence of the second paragraph.

Response: The Fund acknowledges the Staff’s comment. We have revised the Registration Statement on pages 32 and 94 of the Prospectus to reflect that Shareholders participating in the dividend reinvestment program of the Fund will receive additional Shares, including fractions of Shares, at a price equal to the NAV on the record date of distribution.

April 12, 2013

39.	Comment: The disclosure states that “[a]ny Member may request from the Investment Adviser an estimate, based on unaudited data, of the net asset value of the Fund as of the end of any calendar month.” Please explain the propriety of providing portfolio information to anyone on other than a public basis.

Response: The Fund acknowledges the Staff’s comment and agrees that portfolio information should be provided only on a public basis. We have revised the Registration Statement to remove the sentence referred to in the comment.

40.	Comment: The staff notes that the “Transaction Expenses” section of the fee table is blank. Please confirm that the Fund or its shareholders will not pay a sales load, sales charge of any type, or placement fee. We note that page 48 of the prospectus discloses that an as yet, undetermined percentage of gross offering proceeds Placement Agent fee is to be paid by the IA. We note that the Placement Agent is an affiliate of the IA. This arrangement and the percentage of gross offering proceeds for the fee should be disclosed at the fee table.

Response: The Fund acknowledges the Staff’s comment and we have updated the Transaction Expenses section of the fee table on page 37 of the Prospectus to reflect that Shareholders will pay a sales load. SharesPost Financial, an affiliate of the Investment Adviser, will no longer serve as Placement Agent to the Fund, nor will it receive the payments as previously described. Instead, the Investment Adviser will enter into a Distribution Services Agreement with the Distributor to provide certain marketing and sales support services to the Fund and the Investment Adviser. The fees charged by the Distributor to the Investment Adviser are not based on gross offering proceeds; the Distributor will charge the Investment Adviser 1.00 basis point on total net assets of the Fund, calculated and paid monthly, subject to a minimum monthly fee of $1,500. We have revised the Registration Statement on page 78 to reflect the foregoing.

41.	Comment: Please revise footnote (2) to include taxes, if any. Please explain to the staff in your response what constitutes “other transaction-related expenses” in this footnote and why they should be excluded from the fee table. In addition, please explain to the staff in your response letter how the organizational and offering expenses are accounted for and why. See Paragraphs 8.26 to 8.30 of the American Institute of Certified Public Accountants, Audit and Accounting Guide for Investment Companies (May 1, 2012).

Response: The Fund acknowledges the Staff’s comment and removed references to taxes and “other transaction-related expenses” from the list of exclusions in footnote (2) on page 37 of the Prospectus. Organizational expenses incurred by the Fund will be expensed by the Fund as incurred in accordance with FASB ASC 720-15-25-1. Such organizational expenses are subject to the terms of the Expense Limitation Agreement between the Fund and the Investment Adviser. In accordance with FASB ASC 946-20-25-6, offering expenses of the Fund will be accounted for as a deferred charge until operations begin and thereafter amortized into expense over a period of 12 months on a straight line basis.

April 12, 2013

42.	Comment: The staff notes that the first Example does not include any expenses or narrative explanation for the Distribution Fee. Please revise the disclosure to prominently include the Distribution Fee. We may have further comment.

Response: The Fund acknowledges the Staff’s comment. Please see our response to Comment #25 above.

43.	Comment: Please explain the use of the phrase “1.25% net expense ratio” in the paragraph after Example 2. Because there is no fee waiver presentation in the fee table, why is “net” an appropriate word? In addition, the disclosure states that Example 2 is calculated “assuming a 5% annual appreciation in value generated by 5% distributions per year”. The staff does not understand how appreciation is generated by distributions. Please revise the disclosure accordingly. We may have further comments with respect to the presentation of the Distribution Fee in both the Fee Table and the Example.

Response: The Fund acknowledges the Staff’s comments and has revised the Registration Statement on page 38 of the Prospectus in accordance therewith. Please note that the Fund does intend to enter into an Expense Limitation Agreement with the Investment Adviser, which we have disclosed on pages 22, 38, and 80 of the Prospectus.

44.	Comment: The SharesPost Trading Platform operated by SharesPost Financial appears to be the primary means by which portfolio companies may be acquired. Please confirm that the transaction listed in the last paragraph on this page, or within any Fund operations (including the Distribution Fee), do not constitute prohibited transaction under Section 17(a) or (d) under the 1940 Act. This comment also applies to the first sentence of the second paragraph on page 29.

Response: The Fund confirms that the transactions referenced in the Staff’s comment and within all Fund operations do not constitute prohibited transactions under Section 17(a) or (d) under the 1940 Act. Furthermore, as we disclose on page 55 of the Prospectus, the Fund has adopted written policies and procedures to ensure that it does not enter into any transactions that would be prohibited under the 1940 Act, nor does the Fund intend to enter into any such transactions.

April 12, 2013

45.	Comment: The shares of the SharesPost 100 companies will be designated and maintained by SharesPost, Inc. and traded on the SharesPost Trading Platform along with Fund Shares, with the SharesPost Trading Platform owned and controlled by an affiliate of the IA. Are there any issues as to any of these participants (including the Fund as result of its relationship with the IA) being in receipt of any material non-public information?

Response: The Fund acknowledges the Staff’s comment, but does not believe that there is any issue of SharesPost, Inc., the SharesPost Trading Platform, the Investment Adviser, the Fund or any of their respective affiliates being in receipt of material non-public information. Please note that, as discussed above, the Fund’s Shares will no longer be traded on the SharesPost Trading Platform.

46.	Comment: The Fund’s fundamental policies reference the limits of the 1940 Act, but they fail to provide those limitations. Accordingly, please provide the appropriate limitations.

Response: The Fund acknowledges the Staff’s comment and we have revised the Registration Statement on page 2 of the SAI in accordance therewith.

47.	Comment: The Fund does not appear to have a fundamental concentration policy. Please add the appropriate disclosure.

Response: The Fund acknowledges the Staff’s comment and we have revised the Registration Statement on pages iii-iv, 11, and 42 of the Prospectus and page 3 of the SAI in accordance therewith.

48.	Comment: Fundamental policy (3) relates to underwriting securities. With respect to the Fund’s participation in sales and purchases on the SharesPost Trading Platform operated by SharesPost Financial, and the eventual public distribution of the Fund’s portfolio securities, confirm whether the Fund will or might ever be a statutory underwriter of such securities. If so, include appropriate risk disclosure.

Response: We hereby confirm that it is the Fund’s belief that it will not be a statutory underwriter of its portfolio securities upon sale, purchase or public distribution thereof. See the response to Comment #12 above.

April 12, 2013

49.	Comment: The first paragraph of “Certain Risk Factors” states “[t]he following discussion of certain risk factors does not purport to be an exhaustive list or a complete explanation of all of the risks involved in an investment in the Fund.” Please confirm that Fund has not omitted any known principal risk factors and that it has not provided anything less than a full explanation of all material risks.

Response: We hereby confirm that the Fund has not omitted any known principal risk factors and that it has not given anything less than a full explanation of all material risks.

50.	Comment: The third bullet point indicates that financial information may be unavailable for portfolio companies. Will the Fund buy portfolio companies that do not make financial information available, or is that a situation that might arise after purchase? If a portfolio company is not traded and financial information is unavailable, please explain how the Fund will perform its due diligence and how such a portfolio position will be valued.

Response: The Fund acknowledges the Staff’s comment and we have revised the Registration Statement on page 44 of the Prospectus in accordance therewith.

51.	Comment: The disclosure states that “the private company securities we acquire are often subject to drag-along rights, which could permit other stockholders, under certain circumstances, to force us to liquidate our position in an SP0100 Company at a specified price, which could be, in our opinion, inadequate or undesirable or even below our cost basis.” Please define “drag-along” rights here. Please revise the risk disclosure to explain how drag-along rights impact the Fund’s portfolio valuations and how the Fund will account for them. Please explain whether drag-along rights constitute senior securities (much like writing an option), including any legal implications thereof.

Response: The Fund acknowledges the Staff’s comment and we have revised the Registration Statement on page 46 of the Prospectus to define drag-along rights more clearly. Drag-along rights are common features of the securities of venture-backed companies of the type in which the Fund will invest, and any discount to be taken into account with respect to the valuation of the securities will already be included in the price at which the Fund acquires such securities. Drag-along rights will not affect how the Fund values the securities subsequent to purchase thereof. Drag-along rights do not constitute senior securities, as these rights are neither obligations or instruments constituting a separate security or indebtedness, nor are they classes of stock with rights as to distributions or payment of dividends that are senior to any other class of stock of the issuer.

April 12, 2013

52.	Comment: Before any discussion regarding the experience of the IA’s senior investment professionals, expand the risk disclosure to state that the IA has never managed an investment company and that the SharesPost Trading Platform has a limited history and that it has had no history with a product such as this.

Response: The Fund acknowledges the Staff’s comment and we have revised the risk disclosure on page 49 of the Prospectus in a separate risk factor than the risk factor that is the subject of this comment. We believe that the lack of experience of our senior investment professionals with investment companies is not related to the risk factor that is subject of this comment, and that the expanded disclosure requested by the Staff is more clearly disclosed in the revised risk factor on page 49 of the Prospectus. Please note that, in light of the fact that we will no longer be offering Shares of our Fund for sale on the SharesPost Trading Platform (nor permitting Shareholders to resell Shares thereon), we have not expanded the risk disclosure to state that the SharesPost Trading Platform has a limited history and no history with products such as the Shares of our Fund.

53.	Comment: Please confirm that all material conflicts between the Fund, the IA, and the IA’s other pooled investment vehicles are fully disclosed.

Response: We hereby confirm that we believe that the Fund has not omitted any known material conflicts between the Fund, the Investment Adviser, and the Investment Adviser’s other pooled investment vehicles, and we believe that any such material conflicts have been fully disclosed in the Registration Statement.

54.	Comment: Please summarize all financial incentives of the IA and any of its affiliates in the operation of the SharesPost Trading Platform.

Response: The Fund acknowledges the Staff’s comment, but we note that the operation of the SharesPost Trading Platform is no longer relevant to the Fund’s Shareholders who will look to the Fund’s quarterly repurchase offers for liquidity, rather than to the SharesPost Trading Platform as under the Fund’s previously contemplated structure. The Fund will from time to time purchase and sell its portfolio securities on the SharesPost Trading Platform, pursuant to which such transactions SharesPost Financial, an affiliate of the Investment Adviser, may receive Payments. However, as noted above, any such Payments will be made pursuant to the Fund’s affiliated brokerage policies and procedures and in conformity with the limitations on such transactions prescribed by the 1940 Act. We have added disclosure regarding the foregoing to the Registration Statement on pages 79-80 of the Prospectus. In addition, please note that the Investment Adviser has no financial incentive with respect to the operation of the SharesPost Trading Platform.

April 12, 2013

55.	Comment: The first paragraph states that the securities the Fund purchases “are typically subject to contractual transfer limitations, which may include prohibitions on transfer without the company’s consent and may require that shares owned by us are held in escrow.” Does “escrow” cause any custody issue for the Fund? Please explain in the prospectus how all of these factors will impact the fair value of such securities. In your response letter, please explain why the revised prospectus disclosure is consistent with Section 2(a)(41) of the 1940 Act, including a full explanation of any limitations on transfer of portfolio company securities. This comment also applies to the potential sale opposition by the SharesPost 100 companies discussed in the first paragraph on page 32.

Response: The Fund acknowledges the Staff’s comment and we have revised the Registration Statement to remove reference to “escrow” in this risk factor, as securities of Portfolio Companies will either be non-certificated or, if in certificate form, delivered to the Custodian on behalf of the Fund, but in no event will such securities be placed in escrow of any kind.

56.	Comment: Please specifically define “tag-along” rights. Please confirm to the staff that all material risks are disclosed for tag-along rights.

Response: Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement on page 52 of the Prospectus in accordance therewith. We hereby confirm that the Fund has disclosed all material risk factors with respect to tag-along rights.

57.	Comment: The last two sentences of the second full paragraph should be presented in a stand-alone risk discussion.

Response: Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement on page 52 of the Prospectus in accordance therewith to include a stand-alone risk factor.

58.	Comment: The IA’s ability to recover 10% from each portfolio security sale regardless of profit of loss is of such significance that it requires cover page disclosure of its terms and conflict.

Response: The Fund acknowledges the Staff’s comment. Please see our response to Comment #25 above.

April 12, 2013

59.	Comment: In the last paragraph, the prospectus states that the IA will establish an allocation policy to ensure that the Fund has priority over other Funds with respect to the investment opportunities identified therein. If this is accurate, please explain whether the IA has or expects to have a fiduciary duty to the other funds, revising the disclosure as needed.

Response: The Fund acknowledges the Staff’s comment and we have revised the Registration Statement on page 54 of the Prospectus to reflect that the allocation policy established by the Investment Advisor does not prioritize the Fund, but also does not disadvantage it, with respect to other investment vehicles of the Investment Adviser.

60.	Comment: In the second paragraph, the Fund should disclose that if it needs to file an application for exemptive relief for any reason, there is no guarantee that such relief will be granted, and that in any interim period the Fund will comply with the requirements of the 1940 Act.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration on page 55 of the Prospectus in accordance therewith.

61.	Comment: Does the written Code of Ethics and the related discussion on this page anticipate senior officers of the Fund and the IA will be in competition for the same limited number of portfolio company shares available for companies in the in the SharesPost 100? Does the Code of Ethics anticipate that senior officers and managers of the Fund and the IA will own shares of any company before its inclusion in the SharesPost 100? What oversight will the Board of Managers exert? Please provide appropriate explanations in your response and revise the risk disclosure as needed.

Response: The Fund’s written Code of Ethics anticipates that senior officers of the Fund and the Investment Adviser may be presented with opportunities to purchase securities, which might include securities of Portfolio Companies, in the course of their service to the Fund and the Investment Adviser, respectively, and subjects such Fund officers to pre-clearance requirements with respect to purchase of such securities. Any pre-clearance approval that is granted will be effective for only two business days (the day on which approval is given and one additional business day) and no clearance will be given to any officer to purchase or sell any security (i) on a day when the Fund has a pending “buy” or “sell” order in that same security until that order is executed or withdrawn or (2) when the Compliance Officer of the Fund has been advised by the Investment Adviser that the same security is being considered for purchase or sale by the Fund. The Code of Ethics does not specifically address whether senior officers or Trustees will own shares of Portfolio Companies prior to such Portfolio Companies’ inclusion on the SharesPost 100, but does anticipate that senior officers and Trustees of the Fund may own securities for their own accounts (subject to pre-clearance and authorization under the Code of Ethics), and requires officers and Trustees to report to the Fund such persons’ securities holdings on a quarterly basis. The Board of Trustees shall consider reports made to it under the Fund’s Code of Ethics and shall determine whether the policies established in the Code of Ethics have been violated, and what sanctions, if any, should be imposed on the violator, including, but not limited to, a letter of censure, suspension or termination of the employment of the violator, or the unwinding of the transaction and disgorgement of any profits to the Company. The Board of Trustees shall review the operation of the Fund’s Code of Ethics at least once a year. We have revised the Registration Statement on page 11 of the SAI to reflect the foregoing.

April 12, 2013

62.	Comment: The first paragraph discusses the Fund’s recognition of income without receiving cash representing such income. We presume this might relate to payment-in-kind bonds, zero coupon bonds, or bonds issued at a discount to par (collectively, “Non-Cash Income Items”). Non-Cash Income Items present special risks and the disclosure should be expanded accordingly. The disclosure should fully describe these investments, it should explain how such investments function and how they will be used in the portfolio, and it should discuss all material risks. See AICPA Audit Risk Alert, Investment Companies Industry Developments-2011/12 at pg. 86. If this disclosure relates to other than defined Non-Cash Income Items, please identify such securities and expand the disclosure accordingly.

Response: The Fund acknowledges the Staff’s comment. After further analysis, we have determined that the risk that the Fund will receive any such non-cash income is remote and non-material, and we have removed the risk factor subject of the Staff’s comment from the Prospectus.

63.	Comment: In light of the exculpatory language in the last paragraph, please confirm that all material risks are disclosed in the Fund’s prospectus.

Response: The Fund hereby confirms that it has not omitted any known principal risk factors and that it has not given anything less than a full explanation of all material risks.

April 12, 2013

64.	Comment: Service providers and the material terms of their contracts are not disclosed. Please include such information in the prospectus when it becomes available.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement on pages 72-75 of the Prospectus in accordance therewith.

65.	Comment: Please ensure that the Placement Agent Services Agreement between the IA and the Placement Agent will be filed as an exhibit to the Fund’s registration statement.

Response: The Fund acknowledges the Staff’s comment. Please note that the Placement Agent has been replaced by a Distributor, and the Placement Agent Services Agreement has been replaced by a Distribution Services Agreement. We have filed the Distribution Services Agreement as an exhibit to the Registration Statement.

66.	Comment: There is an assertion in section (1) that the IA will not recommend that it be terminated. How does the Board of Managers intend to address this issue externally since it will be unable to rely on the IA in this regard?

Response: The assertion in section (1) has been deleted. The Board of Trustees intends to be able to rely on the Investment Adviser in this regard.

67.	Comment: Please expand the discussion with respect to Cross Trades and other clients of the IA. This discussion should also include the specific associated incremental costs and expenses and how they will be allocated, including the Distribution Fee, if any, and the Board of Managers policies for oversight of the inherent conflict the IA has in this regard. Is the Distribution Fee compensation paid in connection with the transaction and a financial interest for the IA? See Rule 17a-7(d) under the 1940 Act.

Response: After consideration of the issue, the Fund has determined that it will not engage in cross trades with other clients of the Investment Adviser and has removed the reference to cross trades in the Registration Statement to reflect the foregoing.

April 12, 2013

68.	Comment: We note that the Fund’s N-2 is filed under the 1933 Act. Thus, it appears that the Shares will be available for purchase by any prospective shareholder. However, we understand that the Shares will not initially be listed on any securities exchange, but the resale of Shares will be facilitated by the SharesPost Trading Platform. Is there any restriction as to who may trade on the SharesPost Trading Platform (e.g., accredited investors)? Is it possible that a shareholder that purchased Shares in this offering, would not be permitted to trade such shares on the SharesPost Trading Platform? If so, please provide appropriate cover page disclosure as to the liquidity of the Shares and ensure that the subscription agreement gives such disclosure adequate prominence near the subscriber’s signature. The disclosure on this page should be expanded accordingly.

Response: The Fund acknowledges the Staff’s comment. As discussed above, the Fund does not intend to permit resale of Shares on the SharesPost Trading Platform and we have revised the Amendment throughout to reflect the foregoing. We have also amended the Registration Statement throughout to reflect that the Fund does not intend to list Shares on any securities exchange during the offering period, that the Fund does not expect any secondary market to develop, and that investors in the Fund will experience very limited liquidity under the Fund’s interval fund repurchase program pursuant to Rule 23c-3.

69.	Comment: Since the SharesPost Trading Platform operated by SharesPost Financial, an affiliate of the IA is the only method for selling Fund Shares, disclose the fee schedule and terms for such sales. We may have further comment.

Response: The Fund acknowledges the Staff’s comment. Please see our response to Comment #68 above.

70.	Comment: Please summarize all representations that must be made by a Member in connection with a Share transfer and disclose any relevant provisions of the LLC Agreement that are applicable to a Share transfer that might cause Member liability to the Fund, the Board of Managers, the IA, and other Members as discussed in the third paragraph. We may have further comment.

Response: As discussed above, the Fund intends to operate as an interval fund, and to restrict Shareholder liquidity to the quarterly repurchase offers. In addition, the Fund has converted to a Delaware statutory trust and is no longer subject to the LLC Agreement; rather it is subject to its Agreement and Declaration of Trust (the “Trust Agreement”). The Trust Agreement does not prescribe any specific representations upon any transfers of Shares.

April 12, 2013

71.	Comment: Please explain and disclose the expenses, including but not limited to accountants’ and attorneys’ fees discussed in the first paragraph, incurred by the Fund and payable by each transferring Member and transferee. Does the Fund receive the payments from each transferring Member and transferee? Does the IA or any affiliate receive any financial benefit from these expenses? Where are these expenses disclosed and explained in the Fund’s fee table? Please expand the disclosure accordingly. We may have further comment.

Response: As discussed above, the Fund intends to operate as an interval fund, and to restrict Shareholder liquidity to the quarterly repurchase offers. The Trust Agreement provides for the transferability of Shares under very limited circumstances, including by operation of law pursuant to the death, bankruptcy or incompetence of a Shareholder. To the extent such transfers are made by Shareholders, the Fund will not receive payments from transferring Shareholders or transferees, and the Fund expects that attorneys’ and accountants’ expenses, if any, will be de minimis. To the extent there are any such expenses, neither the Fund, the Investment Adviser nor any of its affiliates will receive any financial benefit from the reimbursement related thereto of Shareholders.

72.	Comment: The disclosure states that “[t]he Fund generally does not expect to engage in borrowings.” Please expand this disclosure to state that the Fund does not intend to borrow during the next 12 months, or alternatively, the Fund may revise the disclosure as it deems necessary, ensuring that the fee table includes any additional expense.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement on pages 23 and 93 of the Prospectus to state clearly that the Fund will not engage in any borrowing during its first 12 months of operation. In addition, we have expanded the disclosure on pages 23 and 93 of the Prospectus to reflect that, subsequent to the Fund’s 12th month of operation, the Fund intends to have the option to borrow, which such borrowing, if any, the Fund anticipates would be used to satisfy requests from Shareholders pursuant to the quarterly repurchase offers and otherwise to provide the Fund with temporary liquidity. We have also revised the disclosure to disclose the maximum borrowing permissible under the 1940 Act on page 93 of the Prospectus and page 3 of the SAI.

73.	Comment: The “Reserves” section states that “[l]iabilities shall be determined in accordance with GAAP. However, the Investment Adviser, in its discretion, may from time to time provide reserves for liabilities and expenses where the amounts of such items are not known and no accrual under generally accepted accounting principles would be required.” Please explain why the second sentence of this disclosure should not be eliminated or revised to make clear that any such accruals must be made only in accordance with GAAP.

Response: The Fund acknowledges the Staff’s comment, and we have revised the Registration Statement on page 97 of the Prospectus in accordance therewith.

April 12, 2013

74.	Comment: The Fund states that deemed distributions net of tax will be added the U.S. Member’s tax basis for Shares. Will this cause/require the Fund to file/report/deliver Form 8937, Report of Organizational Actions Affecting Basis of Securities with the Internal Revenue Service and to certain security holders? If so, please expand the tax disclosure to explain the filing, timing, use, and impact of Form 8937 on Fund shareholders. Should the Fund anticipate any risk of noncompliance with the prospective timing requirements related to Form 8937, please explain what impact, if any, that may have on shareholders. In addition, please note whether Form 8937 will be available on the Fund’s website.[5]

Response: The Fund acknowledges its obligations under Section 6045B of the Code to report organizational actions affecting a Shareholder’s basis, including the pass-through of the Fund’s undistributed capital gains. The Treasury Regulations under Section 6045B provide that a RIC is deemed to satisfy this requirement by timely filing and issuing the existing form already required for reporting such information – Form 2349, Notice to Shareholder of Undistributed Long-Term Capital Gains. We have revised the Registration Statement on page 16 of the SAI to alert Shareholders that Form 2349 will serve this purpose.

75.	Comment: Please explain the risk of the Fund being treated as a “non-publically offered RIC” if the Fund has less than 500 Members, as discussed in the third paragraph. If this is a material risk, the disclosure should be prominently disclosed earlier in the prospectus.

Response: Under Section 67 of the Code, certain expenses incurred by individuals, estates, and trusts, called “miscellaneous itemized deductions,” are only deductible to the extent all such expenses for the year exceed 2% of the person’s adjusted gross income. Such expenses include investment management costs not associated with the individual’s, trust’s, or estate’s trade or business. The Treasury Regulations under Section 67 provide that certain pass-through entities, to include partnerships, S corporations, and “non-publicly offered RICs,” may not deduct miscellaneous itemized deductions, but rather must allocate such deductions to the entity’s owners, who in turn must determine their deductibility or non-deductibility at the owner level. We had previously disclosed the risk of the Fund being treated as a “non-publicly offered RIC” on page 57 of the Prospectus, and revised the risk disclosure description to specify that the risk relates to the Fund being a “non-publicly offered RIC”.

5 See http://www.irs.gov/pub/irs-pdf/i8937.pdf.

April 12, 2013

76.	Comment: The Fund has agreed to indemnify numerous entities and individuals. Thus, please include the undertaking requires under Rule 484 under the 1933 Act.

Response: The Fund acknowledges the Staff’s comment, and we have revised Item 30 in Part C of the Registration Statement in accordance therewith.

Part C

77.	Comment: Item 25(1) references financial highlights to be included in the prospectus by amendment. Presumably, the Fund means financial statements to be included by pre-effective amendment. Revise the disclosure accordingly. See Section 14(a)(1) under the 1940 Act.

Response: The Fund acknowledges the Staff’s comment, and we have revised Item 25 in Part C of the Registration Statement in accordance therewith.

78.	Comment: Item 34.1 undertaking is described as not applicable. Please explain this description in light of the Instruction in Item 34 that directs registrants to “[f]urnish the following undertakings in substantially the following form in all registration statements filed under the 1933 Act.”

Response: The Fund acknowledges the Staff’s comment, and we have revised Item 34.1 in Part C of the Registration Statement in accordance therewith.

79.	Comment: Although the Fund’s registration statement is incomplete, please be aware of the no-action letter issued to Big Apple Capital Corporation (pub. Avail, May 6, 1982) and its impact on the Fund’s initial shareholders.

Response: The Fund acknowledges the Staff’s comment.

80.	Comment: Please confirm to the staff that the Board of Manages has the equivalent authority and responsibility of a typical Board of Directors or Board of Trustees, and that the Board of Managers will comply with all of the 1940 Act requirements applicable to fund Boards.

Response: Since the original filing of the Registration Statement, the Fund has converted from a limited liability company to a Delaware statutory trust. As a result, the Fund’s governing body is now a Board of Trustees. The Fund confirms that the Board of Trustees will comply with all of the 1940 Act requirements applicable to fund Boards.

April 12, 2013

General

81.	Comment: Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities have filed or will file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response: The Fund confirms that it expects and will seek to cause its officers, directors, and beneficial owners of more than 10% of its securities to file the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

82.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement. Where the prospectus discusses potential relief, state that there is no assurance such relief will be granted and that the conditions of such relief, if any, have not been determined.

Response: The Fund has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement. We have amended the Registration Statement on page 55 of the Prospectus to disclose that, to the extent the Fund does need to file an application for exemptive relief for a transaction, there is no guarantee that such relief will be granted.

83.	Comment: Please confirm to the staff in your response letter that the Fund will submit any this offering to FINRA for its approval of the underwriting terms. Please request that a copy of the approval letter be provided directly to me in advance of any requested effective date.

Response: The Fund will be a closed-end investment company that makes periodic repurchase offers pursuant to Rule 23c-3 under of the 1940 Act and offer its Shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C. Accordingly, submission to FINRA is not required because the offering is exempt under FINRA Rule 5110(b)(8)(C).

84.	Comment: The prospectus should include some discussion of what will occur if the SharesPost Trading Platform fails. Please disclose what the risks of this event are and what action the Board of Managers will take if it occurs.

Response: The Fund acknowledges the Staff’s comment. In light of the fact that the Fund’s Shares will no longer be traded on the SharesPost Trading Platform, we do not believe that the possible failure of such alternative trading system is a material risk to the Fund or its Shareholders.

April 12, 2013

85.	Comment: We note that material portions of the filing are incomplete and that most exhibits and the financial statements are omitted. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund acknowledges the Staff’s comment.

86.	Comment: Please provide a detailed legal analysis discussing the applicability or inapplicability of Regulation M to SharesPost’s proposed activities, including, but not necessarily limited to, whether any such activities would constitute a “distribution,” how the Fund’s proposed continuous offerings and market activities would comply with Regulation M in the context of the proposed structure and with respect to your representations regarding repurchases and exchanges of Shares by the Fund and trading activity on the SharesPost Trading Platform.

Response: Regulation M will generally not apply to contemplated transactions in the Fund and, to the extent it does, will not significantly impede the Fund’s contemplated operations. Following is a detailed legal analysis of the impact of Regulation M on the activities the Staff highlighted in its comment:

Fund Unit Repurchases. Regulation M applies in the context of a “distribution.” Rule 100 of Regulation M defines “distribution” to mean “an offering … that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” (emphasis added). We assume for purposes of this response, without necessarily conceding, that the direct ongoing offering of Fund Shares (the “Fund Offering”) will fall within each of the magnitude, efforts and methods elements and thus arguably constitutes a “distribution” for Regulation M purposes. If the Fund Offering were a distribution, then repurchases of Fund Shares will comply with 1940 Rule 23c-3 and thus will be exempt from Rule 102 of Regulation M under the exemption in Rule 102(b)(2)(i). We have revised the Registration Statement to reflect that the Fund will be an interval fund and that Fund Share repurchases will comply with Rule 23c-3 during the Fund Offering. Because the Fund Share repurchases are subject to Rule 102 and its exemption for interval funds, Rule 101 does not apply.

April 12, 2013

Exchanges of Private Company Shares for Fund Shares and Purchases of Private Company Shares on the SharesPost Trading Platform. Regulation M will not impact the Fund’s ability (i) to conduct transactions where it issues Shares to investors in exchange for private company shares to be held in the Fund’s portfolio (such private company shares, “Portfolio Securities”), and such transaction, an “Exchange”) or (ii) to purchase Portfolio Securities on the SharesPost Trading Platform (a “Platform Purchase”). Rule 101 of Regulation M could prohibit an Exchange or a Platform Purchase during the applicable restricted period for a “distribution” of the Portfolio Securities exchanged or purchased, as applicable, but only if a Fund affiliate were a “distribution participant” in such distribution. None of the Fund’s affiliates will be a distribution participant in any distribution of Portfolio Securities acquired by the Fund through an Exchange or a Platform Purchase. Similarly, Rule 102 of Regulation M could prohibit Exchanges and a Platform Purchases during the applicable restricted period, but only if the Fund were a “selling security holder” in the distribution. However, the Fund will not be a selling security holder in any distribution of Portfolio Securities acquired by the Fund through an Exchange or a Platform Purchase because no such distributions will be done on behalf of the Fund. For the avoidance of doubt, we have revised the Registration Statement on page 40 of the Prospectus to state explicitly that the Fund will not accept any Portfolio Securities in an Exchange or a Platform Purchase during the Regulation M restriction period for a distribution of such securities if either (1) the Fund or any affiliate of either is a “selling security holder” in such distribution or (2) the Fund or any affiliate of either is a “distribution participant” in such distribution.

Sales of Portfolio Securities by the Fund. Although the Fund intends to hold Portfolio Securities until the issuers of such securities are acquired or go public, Regulation M will not impact the Fund’s ability to conduct sales of such Portfolio Securities on the SharesPost Trading Platform (“Platform Sales”). Rule 105 of Regulation M prohibits selling equity securities short, within the meaning of Regulation SHO, during the Rule 105 restricted period for an offering of such securities if the short seller purchases the offered securities from an underwriter or broker-dealer participating in the offering. The Fund will not conduct short sales during any offering covered by Rule 105 and does not generally anticipate that it will conduct short sales. Regulation M does not restrict transactions, like Platform Sales, that are long sales for purposes of Regulation SHO.

Resales of Shares by Members. The Fund has decided not to permit Members of the Fund to sell their Shares during the Fund Offering other than to the Fund itself pursuant to the Fund’s quarterly Share repurchase policy. We have revised the Registration Statement throughout to reflect this decision.

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

April 12, 2013

Very truly yours,

/s/ Daniel I. DeWolf

Daniel I. DeWolf

cc:	Securities and Exchange Commission (Kevin C. Rupert, Division of Investment Management)

SharesPost 100 Fund (Mr. Sven Weber)